January 27, 2005


Via Facsimile (212) 682-6104 and U.S. Mail

Donald L. Gellert
Otterbourg, Steindler, Houston & Rosen, PC
230 Park Avenue
New York, New York 10169-0075

Re:	LaSalle Re Holdings Limited
	Schedule TO-T/A filed January 21, 2005
	SEC File No. 5-46709

Dear Mr. Gellert:

We have reviewed the revised tender offer statement referenced above and have the following comments on your revised offer materials.
All
defined terms have the same meaning as in your offer materials.

1. Refer to comment 4 in our prior comment letter dated January 6, 2005 and your supplemental response. We continue to have concerns about the adequacy of the dissemination of the original Offer to Purchase as well as the Amended and Restated Offer to Purchase. For example, you state that you have relied on ADP to distribute the revised offer materials, which is not a method expressly permitted under Rule 14d-4. The summary advertisement published on January 21,
2005 indicates that you will make a request to the Company for the use of its stockholder lists pursuant to Rule 14d-4. Indicate supplementally when such request was made and when the revised offer materials were mailed to security holders.

2. With respect to your summary advertisement, we don`t understand your statement that the information in the Offer to Purchase is incorporated by reference into the advertisement. Are you attempting to commence by long form publication as permitted by Rule 14d-4(a)(1)
through the use of such incorporation by reference? If so, this is not permitted by the Rule. Please advise.

3. Refer to comments 1 and 2 above. The date of commencement of this
Offer, as revised, for purposes of the twenty day minimum offer period specified by Rule 14e-1, will depend on whether you have adequately disseminated these offer materials. Therefore, please be aware that, depending on your responses to these comments and the time remaining in the Offer, additional Offer extensions may be required.

4. In response to comment 5 in our prior letter, you indicate that since the share record books of the Company are closed, record owners who want to tender must deliver an irrevocable assignment of their right to receive any distributions or proceeds from the Company in the future. You have indicated to me in a telephone conference that the transfer of shares of a Bermuda company that is in liquidation may be prohibited under Bermuda law. Given this fact, tell us supplementally why and on what basis you believe that your reference to "assignment" versus sale through the revised offer materials is permissible under Bermuda law. In addition, revise the offer materials to explain the consequences of such assignment for shareholders. For example, if a tendering shareholder receives any payments from the Company in the future, whether in the winding up process or otherwise, they would presumably have to forward such payments to you. Clarify this in "plain English." Would the tax consequences of an assignment be different from a sale? Why or why not? Would there be consequences in terms of rights in the bankruptcy proceeding? Please discuss these and any other relevant issues in the disclosure document.

5. Refer to comment 10 in our prior comment letter. Under "What is the purpose of the Offer?" on page 4 of the revised offer materials, you haven`t addressed the potential impact of the share purchases on your ability to purchase LaSalle Re Ltd. in the future. Your revised disclosure simply indicates that the Offer isn`t part of your plans to acquire the Company or its subsidiary at this time. However, our comment asked you to discuss the impact of share purchases in this Offer on any such plans in the future. Please revise to address.

6. Indicate the source of the funds of Costa Brave Partnership II,
LP
to be used to fund the purchase of shares in the Offer. See Item
1007
of Regulation M-A.

7. Refer to the disclosure on page 27 under "Exchange Act Registration." You should caveat your statement that the purchase of
Shares through the Offer will make it "likely" that the Shares will be held by fewer than 300 shareholders of record, and so will be eligible for deregistration. Obviously, the level of participation in the Offer will determine whether this will be the case, so although the Offer may increase the chances, it is not clear that it is "likely" to reduce the number of record holders below 300. This is particularly true since you appear to be counting Cede and Company as a single record holder for purposes of the Securities Exchange Act of
1934. In fact, institutional custodians such as Cede are not considered single record holders for those purposes. Rather, each of the accounts for which Cede holds securities are considered individual record holders for purposes of the Exchange Act registration requirements. See Q&A 30 in Part M of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov). Whether these Shares will or could be deregistered is obviously important information for a shareholder determining whether to tender into this
Offer.

8. Refer to the closing comments in the prior comment letter.
Since
you have added several bidders in the Offer, provide the supplemental representations as to those individuals and entities as well.

Please revise your offer materials to comply with the comments above.
If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your revised proxy statement. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

We may have additional comments after reviewing your amendment.
Please do not hesitate to do so at (202) 942-1773.


Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
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Donald L. Gellert, Esq.
January 27, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE